Filed by The Ether Machine, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: The Ether Machine, Inc.

Commission File No.: 132-02877

As previously disclosed, on July 21, 2025, Dynamix Corporation (“SPAC”) and The Ether Machine, Inc., a Delaware corporation (“Pubco”) entered into a Business Combination Agreement, dated as of July 21, 2025, with ETH SPAC Merger Sub Ltd., a Cayman Islands exempted company, The Ether Reserve LLC, a Delaware limited liability company (the “Company”), Ethos Sub 1, Inc., a Delaware corporation and a wholly owned subsidiary of SPAC (“SPAC Subsidiary A”), Ethos Sub 2, Inc., a Delaware corporation and a wholly owned subsidiary of SPAC Subsidiary A (“SPAC Subsidiary B”), Ethos Sub 3, Inc., a Delaware corporation and a wholly-owned subsidiary of SPAC Subsidiary B, and ETH Partners LLC, a Delaware limited liability company.

Pubco emailed the following investor letter to investors on December 18, 2025 and intends to post the letter on the “Investor Updates” section of its website on or after December 18, 2025:

Greetings Machinists,

We received our confidential S-4 comments back from the SEC on Thursday, December 4, and anticipate a quick turnaround on our responses, followed by the shareholder vote and go-live of The Ether Machine, Inc. in Q1 2026.

As we move toward the close of the merger and our public debut, it’s important to be precise about how The Ether Machine operates. We are not structured as a Digital Asset Treasury (DAT), which typically implies a passive, “buy-and-hold” approach to crypto exposure. Instead, we operate as an Institutional Ethereum Operating Company with active management, planned structured-finance product issuance, and cash-flow–generating operations.

Our assets will be managed across onchain staking, restaking, and selective participation in decentralized finance, which we will combine with financial instruments we can issue as a public vehicle. From day one, we expect to be an operating business with real activity and real yield—not a static balance-sheet vehicle.

Ether Machine Developments

ETHM Performance and Yield

As of November 30, 2025, Ether Machine’s treasury totaled approximately $369M of pro forma cash at closing, plus 498,600 pro forma ETH (valued at $1.4 billion).

All ETH in our custody remains live onchain and generating yield. [Over the last month, The Ether Machine validators had a rewards performance score of 99.89% placing them in the top 2% of Ethereum validators. This translated into an annualized yield of 2.75% versus a network average of 2.705%, as calculated independently by MigaLabs. This performance underscores the strength of our validator operations and our readiness to add ETH yield at institutional scale, further strengthening our ability to compound Ether-per-share (ETHPS).

ETHM Brand Momentum and Market Awareness

November brought continued institutional and media traction ahead of our full launch, including coverage in The Block and Bloomberg TV. Team members also spoke at and/or attended SALT London, the Cantor Crypto & AI/Energy Infrastructure Conference, the Clear Street Disruptive Technology Conference, and New York Blockchain Week. These touchpoints are part of our broader effort to position ETHM as the leading institutional gateway to Ethereum.

Market Developments

Fusaka Ethereum Upgrade

A major Ethereum network upgrade, “Fusaka,” successfully went live on December 3rd as part of Ethereum’s regular cycle of named upgrades (Istanbul, London, Shanghai, Dencun, etc.), where multiple Ethereum Improvement Proposals (EIPs) are bundled into one release. Each of these upgrades pushes Ethereum further along its long-term roadmap: handling more transactions (through rollups and “blobs” — binary large objects of data), improving user experience and security, and doing all of this while keeping the network decentralized.

Fusaka followed this pattern, with a particular focus on making data cheaper and more scalable for rollups and making Ethereum work more naturally with the security hardware already built into iPhones and Android devices.

Fusaka’s main scaling change was EIP-7594 (PeerDAS), which upgraded how Ethereum handles data coming from rollups. Before Fusaka, every validator needed to download full “blob” data, which is heavy and limits how much data the network can safely process. With PeerDAS, nodes can instead sample small pieces of this data from many peers to check that it’s really available. This greatly cuts down bandwidth and storage requirements per node while allowing total blob capacity to increase. In simple terms: Ethereum can now support more rollup transactions without making it harder to run a node, which pushes data costs down for Layer-2s and gives them room to grow usage and volume.

On the user-experience side, EIP-7951 added native support for the secp256r1 (P-256) curve—the signing standard used by Apple’s Secure Enclave on iPhone/iPad and by Android’s Keystore/StrongBox, as well as WebAuthn/FIDO2 “passkeys.” Previously, those chips could not be used directly to sign Ethereum transactions because Ethereum used a different curve (secp256k1), making verification onchain expensive and clunky. After Fusaka, EIP-7951 made verifying iOS/Android/passkey signatures cheap and standardized at the protocol level.

This opens the door to wallets where users simply tap FaceID or a fingerprint on the phones they already own—no seed phrase, no browser extension, no separate hardware device— with the potential to effectively turn billions of smartphones into secure Ethereum wallets.

Together, these changes are structurally positive for ETH over the long term. On the supply–demand side, EIP-7594 increases the activity Ethereum can support via Layer-2s while keeping Layer-2 fees low and predictable, encouraging more transactions and applications and, in turn, more demand for Ethereum Layer-1 blockspace paid in ETH. At the same time, EIP-7951 reduces friction for everyday iPhone and Android users and makes it easier for mainstream apps and enterprises to integrate Ethereum without building custom key infrastructure.

As more users, capital, and activity move onto Ethereum and its rollups, we expect stronger fee revenues (and thus higher real yields to stakers after burns) and a deeper moat versus competing Layer-1s. We see these as supports for a higher long-run value for ETH, even though short-term price action will still depend on macro, regulation, and broader crypto market cycles.

CLARITY Act

On the legislative front, after the passage of the GENIUS Act greenlit stablecoin usage in July 2025, all eyes are now on the CLARITY Act. This proposed market-structure framework would assign most cryptocurrencies that run on sufficiently decentralized, “mature” blockchains to regulation as “digital commodities” by the Commodity Futures Trading Commission (CFTC), rather than as securities by the SEC—clarifying registration, disclosure, and compliance requirements for exchanges, brokers, and dealers. In addition, CFTC regulations and CFTC oversight and enforcement authority would apply with respect to futures, swaps, other derivative products and certain retail leveraged commodity transactions involving digital asset commodities, including the markets on which these products trade. We believe it could pass in early 2026.

Within this framework, Ethereum is effectively the reference model for a “mature blockchain system”: open-source, widely held, governed by transparent rules, and not controlled by any single party. Over the past several years, we have consistently viewed Ethereum as a digital commodity, not a security, based on prior public commentary from U.S. regulators and the way the network actually functions in the market. Statements from both commodities and securities regulators have long differentiated sufficiently decentralized, functional base-layer networks like Ethereum from traditional equity-like securities, and our portfolio construction has reflected that view. The CLARITY Act formalizes and codifies what we already believe to be true about ETH’s regulatory status. As such, we expect ETH to be continuously treated as a digital commodity under the CLARITY Act, if it becomes law, with primary oversight by the CFTC for spot digital commodities. We believe that added statutory clarity reduces headline risk around plain-vanilla ETH exposure and provides a more stable foundation for the continued growth of compliant spot, futures, and structured products referencing Ethereum.

Most importantly, we believe passage of the CLARITY Act would accelerate real-world asset (RWA) tokenization on Ethereum and its Layer-2 ecosystem. As issuers and institutions gain confidence that base-layer ETH sits firmly in the commodity bucket, we expect greater willingness to issue and settle tokenized stocks, bonds, money-market instruments, funds, and other financial contracts on Ethereum rails. This shift—traditional capital-markets instruments moving onto Ethereum for 24/7, programmable settlement—would likely drive structurally higher demand for blockspace, increase transaction and data usage, and further entrench Ethereum as a core piece of global financial market infrastructure. As SEC Chairman Paul Atkins noted in a Fox Business interview on December 6th, “within two years, all U.S. markets will be on chain. That’s the trajectory we’re on. It will bring efficiency, transparency, and 24/7 global access that traditional markets just can’t match.” A notable recent example is Amundi, Europe’s largest asset manager with over $2.5T in AUM, which launched a tokenized share class of its euro money-market fund directly on Ethereum. We view this as an early signal of the kind of mainstream financial infrastructure that becomes possible when regulatory clarity aligns with scalable, production-ready public blockchains.

We hope you and your families have a healthy and happy holiday season, and we look forward to building The Ether Machine together with you in the year ahead.

Best wishes,

Andrew Keys

Co-Founder and Chairman

The Ether Machine, Inc.

Additional Information and Where to Find It

SPAC and Pubco intend to publicly file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which will include a preliminary proxy statement of SPAC and a prospectus of Pubco (the “Proxy Statement/Prospectus”) in connection with the proposed business combination (the “Business Combination”) and the other transaction contemplated by the Business Combination Agreement and/or described in this communication (together with the Business Combination and the private placement investments, the “Proposed Transactions”). The definitive proxy statement and other relevant documents will be mailed to shareholders of SPAC as of a record date to be established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. SPAC and/or Pubco will also file other documents regarding the Proposed Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF SPAC AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH SPAC’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT SPAC, THE COMPANY, PUBCO AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by SPAC and Pubco, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Dynamix Corp, 1980 Post Oak Blvd., Suite 100, PMB 6373, Houston, TX 77056; e-mail: info@regen.io, or to: The Ether Machine, Inc., 2093 Philadelphia Pike #2640, Claymont, DE 19703, e-mail: dm@etherreserve.com.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The Pubco Class A Stock to be issued by Pubco and the class A units issued and to be issued by the Company, in each case, in connection with the Proposed Transactions, have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in the Solicitation

SPAC, Pubco, the Company and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from SPAC’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers, and information regarding their interests in the Business Combination and their ownership of SPAC’s securities are, or will be, contained in SPAC’s filings with the SEC. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of SPAC’s shareholders in connection with the Business Combination, including the names and interests of the Company and Pubco’s directors and executive officers, will be set forth in the Proxy Statement/Prospectus, which is expected to be filed by SPAC and Pubco with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of SPAC, the Company or Pubco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions and the parties thereto, including expectations, hopes, beliefs, intentions, plans, prospects, results or strategies regarding Pubco, the Company, SPAC and the Proposed Transactions and statements regarding the anticipated benefits and timing of completion of the Proposed Transactions, business plans and investment strategies of Pubco, the Company and SPAC, expected use of the cash proceeds of the Proposed Transactions, the Company’s ability to stake and leverage capital markets and other staking operations and participation in restaking, the amount of capital expected to be received in the Proposed Transactions, the assets held by Pubco, Ether’s position as the most productive digital asset, plans to increase yield to investors, any expected growth or opportunities associated with Ether, Pubco’s listing on an applicable securities exchange and the timing of such listing, expectations of Ether to perform as a superior treasury asset, the upside potential and opportunity for investors resulting from any Proposed Transactions, any proposed transaction structures and offering terms and the Company’s and Pubco’s plans for Ether adoption, value creation, investor benefits and strategic advantages. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions.

These are subject to various risks and uncertainties, including regulatory review, Ethereum protocol developments, market dynamics, the risk that the Proposed Transactions may not be completed in a timely manner or at all, failure for any condition to closing of the Business Combination to be met, the risk that the Business Combination may not be completed by SPAC’s business combination deadline, the failure by the parties to satisfy the conditions to the consummation of the Business Combination, including the approval of SPAC’s shareholders, or the private placement investments, costs related to the Proposed Transactions and as a result of becoming a public company, failure to realize the anticipated benefits of the Proposed Transactions, the level of redemptions of SPAC’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A shares of SPAC or the shares of Pubco Class A Stock, the lack of a third-party fairness opinion in determining whether or not to pursue the Business Combination, the failure of Pubco to obtain or maintain the listing of its securities any stock exchange on which Pubco Class A Stock will be listed after closing of the Business Combination, changes in business, market, financial, political and regulatory conditions, risks relating to Pubco’s anticipated operations and business, including the highly volatile nature of the price of Ether, the risk that Pubco’s stock price will be highly correlated to the price of Ether and the price of Ether may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions, risks related to increased competition in the industries in which Pubco will operate, risks relating to significant legal, commercial, regulatory and technical uncertainty regarding Ether, risks relating to the treatment of crypto assets for U.S. and foreign tax purposes, challenges in implementing its business plan including Ether-related financial and advisory services, due to operational challenges, significant competition and regulation, being considered to be a “shell company” by any stock exchange on which the Pubco Class A Stock will be listed or by the SEC, which may impact the ability to list Pubco’s Class A Stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities, the outcome of any potential legal proceedings that may be instituted against the Company, SPAC, Pubco or others following announcement of the Business Combination and those risk factors discussed in documents of the Company, Pubco, or SPAC filed, or to be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of SPAC dated as of November 20, 2024 and filed by SPAC with the SEC on November 21, 2024, SPAC’s Quarterly Reports on Form 10-Q, SPAC’s Annual Report on Form 10-K filed with the SEC on March 20, 2025 and the registration statement on Form S-4 and proxy statement/prospectus that will be filed by Pubco and SPAC, and other documents filed by SPAC and Pubco from time to time with the SEC, as well as the list of risk factors included herein. These filings do or will identify and address other important risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Additional risks and uncertainties not currently known or that are currently deemed immaterial may also cause actual results to differ materially from those expressed or implied by such forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the parties or any of their representatives assumes any obligation and do not intend to update or revise these forward-looking statements, each of which are made only as of the date of this communication.

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